Exhibit 99.1

Stellantis to Present New Strategic Plan Today at Investor Day 2026

AMSTERDAM, May 21, 2026 – Stellantis will present its new strategic plan today at Investor Day 2026, beginning at 2:00 p.m. CEST / 8 a.m. EDT at the Company’s Auburn Hills, Michigan (U.S.) headquarters and broadcast via live webcast.

Antonio Filosa, Chief Executive Officer, will outline Stellantis’ new strategic direction and long-term vision to investors, analysts, media and other stakeholders.

Details for accessing the event are available under the Investors section of the Stellantis corporate website at the following link: www.stellantis.com/en/investors/events/stellantis-investor-day-2026. Presentation materials will be made publicly available at the start of the event in the Investors section of the Company’s website, and a recorded replay will be available there afterward.

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About Stellantis

Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com